

2002 ANNUAL REPORT

The straightforward business of delivering value through service

ConnecticutWater

Financial Highlights

Years Ended December 31,	2002	2001	% Change
Financial *(In thousands)*			
Operating Revenues	$ 45,830	$ 45,392	1.0%
Gain on Property Transactions, net of taxes	$ 440	$ 1,121	-60.7%
Non-Water Sales Earnings, net of taxes	$ 444	$ 372	19.4%
Net Income Applicable to Common Stock	$ 8,742	$ 8,401	4.1%
Common Stock *(Per Share Data)*			
Basic Earnings Per Average Share	$ 1.13	$ 1.10	2.7%
Stock Price (End of Year)	$ 25.23	$ 29.57	-14.7%
Dividends Declared	$ 0.8144	$ 0.8044	1.2%
Book Value Per Share (End of Year)	$ 10.07	$ 9.25	8.9%
Operations			
Number of Customers (End of Year)	85,536	78,692	8.7%
Number of Employees (End of Year)	191	181	5.5%

Covers: Artist's rendering of scenes at the Connecticut Water Company's Chester Reservoir, Chester, Connecticut



2002 was the 12th consecutive year

of increased earnings

as well as the 33rd consecutive year

of increased dividend payments.

Connecticut Water and Subsidiaries at a Glance

For more than a decade we have charted a strategic course that has avoided a rate increase, controlled our expenses, reduced our debt costs, expanded our service territory through acquisitions, and developed some profitable unregulated activities. Our shareholders have been rewarded for this strategy through increased earnings, two stock splits, higher dividends, and a stock price that has risen faster than most in our peer group.

Regulated Companies

The Connecticut Water Company

People Served: 237,000
Net Utility Plant: $192,422,000
Sources: Reservoirs, wells

Territory/Market:
20 separate water systems in 3 non-contiguous regions, serving portions of Connecticut's shoreline, Naugatuck valley, and upper Connecticut River valley regions

Key 2002 Developments:
- 12th year without a rate increase for customers

The Crystal Water Company

People Served: 13,000
Net Utility Plant: $9,825,000
Sources: Wells

Territory/Market:
4 separate water systems, serving portions of Brooklyn, Killingly, Plainfield, and Thompson; territory is primarily residential and commercial with some industry

Key 2002 Developments:
- Donation of 54 acres to the town of Killingly

The Gallup Water Service, Inc.

People Served: 4,000
Net Utility Plant: $3,305,000
Sources: Wells

Territory/Market:
3 separate water systems, serving portions of Griswold and Plainfield; territory is primarily residential and commercial with some industry

Key 2002 Developments:
- Improved pressure and fire protection capabilities in the main system

The Barnstable Water Company

People Served: 25,000
Net Utility Plant: $6,501,000
Sources: Wells

Territory/Market:
Barnstable, Massachusetts

Key 2002 Developments:
- Offered line maintenance to customers

The Unionville Water Company

People Served: 20,000
Net Utility Plant: $17,044,000
Sources: Wells

Territory/Market:
2 separate systems, serving Avon and Farmington

Key 2002 Developments:
- Began interconnection to alleviate water shortages plaguing customers for years

Unregulated Companies

Connecticut Water Emergency Services, Inc.

Emergency water delivery to hospitals, commercial businesses, and residences

Competitive Advantage:
- Largest provider of pool and emergency drinking water in Connecticut
- Authorized by Connecticut Department of Public Health as a provider of bulk drinking water

Market:
- Hospitals, health care providers, and other critical services requiring drinking water in the event of an emergency, private well owners, small public water systems, pool owners, contractors in greater Connecticut

Key 2002 Developments:
- Added 15 new standby contracts for healthcare facilities, totaling 129 facilities throughout the State of Connecticut
- Purchased 7 new tankers (19 tankers total) to better deliver product
- Increased pool business by 25%
- Increased coverage of state by placing tractor-tanker combinations in 4 strategic locations

New England Water Utility Services, Inc.

Services to other water and wastewater utilities, including operating contracts; residential water line protection (Linebacker®)

Competitive Advantage:
- Water system expertise
- Strategic alliances with pump service company and engineering firms

Market:
- Approximately 650 public and private water and wastewater systems in Connecticut
- 300,000 well owners

Key 2002 Developments:
- Added 5 public water system operations contracts, totaling 22 contracts in 2002
- Added 5 new wastewater system operations contracts, totaling 15 contracts in 2002
- 24% increase in Linebacker® enrollments by customers
- Exclusive distributor for southern New England of Purific® Self-Filling Water Coolers

Dear Shareholder,

By concentrating on all three components of our company in 2002, Water Activities, Real Estate, and Services and Rentals, we produced record earnings for the 12th consecutive year. Net income was $8,742,000 compared to $8,401,000 in 2001, a 4 percent increase. And for the 12th consecutive year, we also kept our commitment to achieve growth while avoiding a rate increase in our primary subsidiary, Connecticut Water Company. We did all this while receiving the highest marks ever from our customers for providing exceptional service.

Water Activities

In 2002 operating revenues from water activities grew to $45,830,000 from $45,392,000 in 2001. The increase in revenues and net income was due to a recent acquisition; the addition of new customers through hookups of private wells to our water mains; and land donations. Since 1999, water utility acquisitions have enlarged our customer base by 17,500 customers, or 27 percent; and private well hookups have increased it by another 456 customers, or .7 percent.

In October 2002, we made our largest Connecticut acquisition to date by acquiring The Unionville Water Company. Unionville serves 5,600 customers, or a population of approximately 20,000, in the towns of Avon and Farmington, Connecticut. Unionville shareholders exchanged their stock for Connecticut Water stock in a transaction valued at $6.2 million. We expect that the Unionville acquisition will become accretive to our earnings in 2003. Our acquisition of the utility was contingent upon regulatory approval of a rate increase for Unionville customers that would cover the cost of an interconnection with a large neighboring municipal utility.

In its final decision, the Department of Public Utility Control allowed an approximately 30 percent rate increase, which will fully recover the cost of the interconnection and the associated water supply purchase agreement between Unionville and the neighboring utility. The interconnection is scheduled to be completed by mid-May 2003. It will alleviate seasonal water supply shortages that have existed in Unionville since the mid-1990s. The rate increase will be applied as a surcharge on Unionville customers' bills when the interconnection is placed in service.

The Unionville transaction is the fourth major acquisition we have completed since 1999—the three others being Crystal Water, Gallup Water, and

We kept our commitment to achieve earnings growth while avoiding a rate increase in our primary subsidiary.



Marshall T. Chiaraluce

Barnstable Water. Together, those four companies have brought us 17,125 new customers. In addition, since 1999 we have also acquired two small municipal systems in Connecticut, in the towns of Middlebury and Killingly, which have the potential for expansion. We continue to pursue an aggressive strategy of acquiring viable water utilities, both investor-owned and municipal, that are close to our existing service areas and that will add to long-term value for our shareholders.

Real Estate and Rocks

Contributing to earnings in our regulated business was our ongoing program of donating land for open space purposes to municipalities or land conservation organizations. These donations have provided direct financial benefits to the Company while preserving valuable open space in our communities. In 2002, we were able to reduce our federal and state taxes by over $400,000 by donating 64 acres of land in the towns of Killingly and Avon. In 2003 and 2004, we expect to donate an additional 178 and 133 acres of excess land, respectively, no longer used in our water business. We estimate that these donations will result in tax benefits of approximately $900,000 in 2003 and $700,000 in 2004. Following these donations, we intend to dispose of 100 acres of excess land held by our real estate subsidiary, BARLACO, in the town of Barnstable, Massachusetts (on Cape Cod). We have begun the process of getting updated appraisals for this land. It is our desire to see the most environmentally sensitive lands rest in the

Total Return to Shareholders Comparison*


$130.99
$128.58
$114.79
$161.59
$141.46
$163.85
$212.70
$97.10
$79.59
98
00
02

△ Connecticut Water Service, Inc.
△ S&P 500 Index
△ S&P 500 Utilities

*Assuming an $100 investment on January 1, 1998 held for five years ended December 31, 2002

Water Related Services Revenue*


$1,331
$1,969
$2,394
$2,431
$2,928
98
99
00
01
02

*In thousands

hands of the preservation organizations on Cape Cod, and to sell the remainder of it for real estate development. We do not expect any proceeds from these land sales before the year 2004.

After several years of discussions, we have reached an agreement and signed a contract with O & G Industries of Torrington, Connecticut, regarding excavation of rock from a 28-acre parcel of property we own in Prospect, Connecticut. This contract will allow O & G Industries, following regulatory approvals, to expand the rock excavation operations it is already conducting on a site adjacent to a portion of our non-watershed land in Prospect. The fully excavated site should yield income to us of $2–$3 million over the life of the contract, which has a number of renewable terms and could last up to 20 years before the site is fully excavated.



Basic Earnings Per Share


$0.97
$1.02
$1.03
$1.10
$1.13
98
99
00
01
02



Services and Rentals

The unregulated side of our business continues to grow. In 2002, gross revenues were $2,928,000 compared to $2,431,000 in 2001. Net income from services and rentals rose to $444,000 in 2002 from $372,000 in 2001, a 19 percent increase. Virtually all areas experienced growth.

Revenues from leases with telecommunications companies (for antenna space on or next to our water tanks) grew to $397,000 in 2002 from $387,000 in 2001. Additionally, our Linebacker® program expanded to 11,900 accounts in 2002 from 9,600 accounts in 2001. This well-received optional protection plan covers repair or replacement of customer-owned water lines and valves in the event of a leak. We also continued to benefit last year from our contract operations business as we managed more smaller water utilities and wastewater plants than ever before. We now generate approximately $800,000 in annual revenue from these operating contracts.

To enhance the profitability of this business, we are constantly evaluating the possible acquisition of smaller companies that operate in the competitive marketplace; will complement our resources; and will fit with our core water utility business. During the year, we worked closely with a long-established well pump services business in Connecticut, plus a small business involved in wastewater operations in Massachusetts. Our ultimate goal is to acquire such companies, but only if they are at a level of profitability that will support our investment.

Owning such companies involves a greater degree of risk than does owning and operating a regulated franchised public water utility—so we require a higher level of profitability from them. Because the two companies we were considering did not reach the profit levels we were looking for in 2002, we have decided to defer acquiring them until they reach the financial targets we expect.

Water Supply and Water Conservation

In 2002, we were able to meet our customers' water supply needs despite record low precipitation levels and drought conditions that had not been seen in more than 35 years. While we asked customers to voluntarily conserve water, we had sufficient supplies and operational flexibility to avoid the need for any water use restrictions. This was largely due to the technical and operational expertise of our staff, and to the long-term planning and system development we had previously carried out.

After more than 10 years of working our way through the state and federal regulatory processes, we received final approvals in 2002 to raise our dam at the Killingworth reservoir. This reservoir is our principal water storage facility for many of our shoreline towns. The reservoir dam is now approximately 560 feet long and 23 feet high; when it is finished, the dam will be 700 feet long and 33 feet high. And when the reservoir is expanded behind the new dam, it will store approximately 415 million gallons of water, compared with the 50 million gallons it now holds. The increased storage volume will yield an extra 800,000 gallons a day which will go a long way toward accommodating growth in our shoreline region. During the expansion,



the dam will also receive some safety upgrades. The total overall cost of the project is approximately $4 million. Raising the Killingworth dam is only one of many projects that we are involved in to upgrade our water utility infrastructure. During 2002, we invested over $10 million in such capital improvement projects.

We Have an Attitude

We make no secret of our attitude toward customer service—we want to satisfy our customers. Since 1991, an independent research firm has been questioning our customers about their satisfaction with our company, and in the most recent survey, we received our highest marks ever. The Customer Satisfaction Index, which measures an average of positive ratings for our personnel and company characteristics, rose to 92% in 2002, as compared to 88% in 2001. This rating has increased dramatically since the first survey was conducted in 1991 and the rating was 69%.

Customers appreciate that their calls are always answered promptly by a courteous, well-trained customer service representative rather than by voicemail or endless automated prompts. They appreciate that our field staff are responsive, knowledgeable and able to satisfy their needs. They also appreciate that we have been diligent in maintaining stable rates for extensive periods, and vigilant in ensuring the quality of our water.

33 Years of Declared Dividends


$.370
$.485
$.662
$.733
$.814
69
77
86
94
02

Water Consumers Per Employee


404
406
414
450
469
98
99
00
01
02

As shareholders, you should take comfort in knowing that your company is in the hands of 191 dedicated people who clearly understand the benefits of working as a team to increase value for the shareholder and provide excellent service for the customer. During the year, we recognized 29 of our employees who completed 430 combined years of service. It is that kind of experience and dedication that makes us stand out among our peers.

All of us look forward to continued progress in the coming year and appreciate your support through your continued investment.

Marshall T. Chiaraluce
Chairman, President and Chief Executive Officer

Officers, Directors and Committees



Officers and Key Manager

Marshall T. Chiaraluce
Chairman, President
and Chief Executive Officer

David C. Benoit
Vice President, Finance
and Chief Financial Officer
and Treasurer

James R. McQueen
Vice President, Engineering
and Planning

Maureen P. Westbrook
Vice President, Administration
and Government Affairs

Terrance P. O'Neill
Vice President, Operations

Peter J. Bancroft
Assistant Treasurer
and Controller

Michele G. DiAcri
Corporate Secretary
and Assistant to the President

Thomas R. Marston
Director, Business Development

Directors and Committees

Age in parenthesis, followed by committee memberships

Marshall T. Chiaraluce
(60)
Chairman, President and Chief Executive Officer of the Company

Roger Engle
(64) B, F
Retired; former President, Crystal Water Utilities Corporation/ The Crystal Water Company of Danielson

Mary Ann Hanley
(45) B, F
Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (Endowment Fund)

Marcia L. Hincks
(67) A, C, D, F
Retired; former Vice President and Senior Counsel, Aetna Life & Casualty

Mark G. Kachur
(59) E, F
Chairman, President and Chief Executive Officer, CUNO, Inc. (filter manufacturer)

Ronald D. Lengyel
(64) A, B
Treasurer and Director, Naugatuck Valley Savings & Loan, SB

David A. Lentini
(56) C, E
Retired; former Chairman and Chief Executive Officer, New England Community Bancorp

Robert F. Neal
(68) C, D, E, F
Retired; former Senior Vice President – Network Services Southern New England Telecommunications Corporation

Arthur C. Reeds
(58) A, B, D, E
Senior Investment Officer, Hartford Foundation for Public Giving; former President and Director, Conning Corporation (investment banking); former Chief Investment Officer, Cigna Corporation

Lisa Thibdaue
(49) A, F
Vice President, Regulatory Affairs & Compliance, Northeast Utilities

Carol P. Wallace
(47) A, E
President and Chief Executive Officer, Cooper Instrument Corporation (temperature acquisition instruments)

Donald B. Wilbur
(60) B, C, D, F
Retired, former Plant Manager, Unilever Home and Personal Care (personal products manufacturing)



A. Audit Committee reviews the activities, procedures, and recommendations of the independent auditors of the Company and selects the independent auditors for the upcoming year.

B. Corporate Governance Committee recommends director nominees to the Board of Directors; reviews the overall effectiveness of the Board.

C. Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Program.

D. Executive Committee acts on behalf of the Board whenever the Board is not in session and recommends chief executive officer succession.

E. Pension Trust and Finance Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, The Crystal Water Company of Danielson Defined Benefit Plan, and the VEBA Trust Fund for retiree medical benefits; reviews and determines actuarial policies and investment guidelines; selects the investment managers; and advises on financial policy issues and issuance of securities.

F. Strategic Planning Committee oversees the preparation and implementation of the Company's Strategic Plan.

Supplemental Information (Unaudited)

SELECTED FINANCIAL DATA *Years ended December 31,* *(thousands of dollars except per share amounts and where otherwise indicated)*	2002	2001	2000	1999
CONSOLIDATED STATEMENTS OF INCOME				
Operating Revenues	$ 45,830	$ 45,392	$ 43,997	$ 45,171
Operating Expenses	$ 33,996	$ 34,078	$ 32,335	$ 33,382
Operating Income	$ 11,834	$ 11,314	$ 11,662	$ 11,789
Interest and Debt Expense	$ 4,534	$ 4,632	$ 4,782	$ 4,720
Net Income Applicable to Common Stock	$ 8,742	$ 8,401	$ 7,858	$ 7,780
Cash Common Stock Dividends Paid	$ 6,277	$ 6,105	$ 5,890	$ 5,688
Dividend Payout Ratio	72%	73%	75%	73%
Weighted Average Common Shares Outstanding	7,717,608	7,619,031	7,604,546	7,593,376
Basic Earnings Per Average Common Share	$ 1.13	$ 1.10	$ 1.03	$ 1.02
Number of Shares Outstanding at Year End	7,939,713	7,649,362	7,604,594	7,596,141
ROE on Year End Common Equity	10.9%	11.9%	11.7%	12.0%
Declared Common Dividends Per Share*	$ 0.814	$ 0.804	$ 0.795	$ 0.787
CONSOLIDATED BALANCE SHEET				
Common Stockholders' Equity	$ 79,975	$ 70,783	$ 67,110	$ 64,915
Long-Term Debt	$ 64,734	$ 63,953	$ 66,283	$ 67,099
Minority Interest	$ –	$ –	$ 117	$ 142
Preferred Stock (Consolidated, Excluding Current Maturities)	$ 847	$ 847	$ 847	$ 847
Total Capitalization	$145,556	$135,583	$134,357	$133,003
Stockholders' Equity (Includes Preferred Stock)	56%	53%	51%	49%
Long-Term Debt	44%	47%	49%	51%
Net Utility Plant	$229,097	$202,330	$193,169	$187,613
Book Value — Per Common Share	$ 10.07	$ 9.25	$ 8.82	$ 8.55
OPERATING REVENUES BY REVENUE CLASS				
Residential	$ 28,680	$ 28,621	$ 27,364	$ 28,422
Commercial	6,036	5,941	5,817	6,093
Industrial	1,709	1,687	1,905	1,850
Public Authority	1,436	1,460	1,481	1,561
Fire Protection	7,434	7,187	6,960	6,861
Other (Including Non-Metered Accounts)	535	496	470	384
Total Operating Revenues	$ 45,830	$ 45,392	$ 43,997	$ 45,171
Number of Customers (Average)	82,119	78,156	77,183	76,061
Billed Consumption (Millions of Gallons)	7,418	7,259	6,911	7,330
Number of Employees	191	181	184	180

** Not restated for acquisitions accounted for under the pooling-of-interests accounting method.*

1998	1997	1996	1995	1994	1993	1992
$ 42,623	$ 43,080	$ 43,109	$ 43,841	$ 42,085	$ 41,890	$ 40,805
$ 31,302	$ 31,728	$ 32,007	$ 32,872	$ 31,770	$ 31,304	$ 30,127
$ 11,321	$ 11,352	$ 11,102	$ 10,969	$ 10,315	$ 10,586	$ 10,678
$ 4,787	$ 4,799	$ 4,424	$ 4,448	$ 4,435	$ 4,823	$ 5,425
$ 7,388	$ 7,325	$ 7,109	$ 6,816	$ 6,215	$ 5,758	$ 5,228
$ 5,519	$ 5,419	$ 5,275	$ 5,029	$ 4,676	$ 4,617	$ 4,485
75%	74%	74%	74%	75%	80%	86%
7,579,176	7,563,080	7,520,460	7,342,890	7,104,477	7,007,483	6,915,741
$ 0.97	$ 0.97	$ 0.95	$ 0.93	$ 0.87	$ 0.82	$ 0.76
7,580,879	7,567,905	7,553,639	7,451,655	7,235,210	7,053,900	6,966,947
11.8%	12.1%	12.2%	12.3%	12.1%	12.0%	11.5%
$ 0.778	$ 0.769	$ 0.755	$ 0.747	$ 0.733	$ 0.729	$ 0.715
$ 62,572	$ 60,458	$ 58,413	$ 55,445	$ 51,266	$ 47,931	$ 45,538
$ 67,386	$ 59,906	$ 59,959	$ 60,072	$ 60,418	$ 57,206	$ 57,074
$ 136	$ 129	$ 121	$ 113	$ 109	$ 106	$ 95
$ 847	$ 847	$ 847	$ 847	$ 847	$ 3,823	$ 3,847
$130,941	$121,340	$119,340	$116,477	$112,640	$109,066	$106,554
48%	51%	50%	48%	46%	47%	46%
52%	49%	50%	52%	54%	53%	54%
$182,202	$178,168	$168,172	$159,916	$153,456	$150,006	$147,707
$ 8.25	$ 7.99	$ 7.73	$ 7.44	$ 7.09	$ 6.79	$ 6.54
$ 26,694	$ 26,949	$ 26,951	$ 27,574	$ 26,705	$ 26,720	$ 25,580
5,678	5,661	5,706	5,896	5,622	5,625	5,565
1,747	1,962	1,960	1,967	2,004	1,935	2,194
1,394	1,402	1,398	1,430	1,180	1,185	1,145
6,728	6,764	6,785	6,650	6,427	6,310	6,218
382	342	309	324	147	115	103
$ 42,623	$ 43,080	$ 43,109	$ 43,841	$ 42,085	$ 41,890	$ 40,805
74,971	73,903	72,988	72,148	71,341	70,799	69,854
6,949	6,882	6,673	6,923	6,712	6,700	6,504
189	190	191	192	191	196	206





Our Customers

Regulated Company	Number of Customers 12/31/02	Estimated Population Served
Connecticut Water	**67,926**	**237,000**
Barnstable Water	**7,143**	**25,000**
Unionville Water	**5,613**	**20,000**
Crystal Water	**3,657**	**13,000**
Gallup Water	**1,197**	**4,000**
Total	**85,536**	**299,000**

Shareholder & Investor Contact

Michele DiAcri, Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3015
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: mdiacri@ctwater.com

Environmental Statement

Connecticut Water, as a conservator of the environment, is committed to managing natural resources in a manner that promotes water conservation, source protection, and preservation of open space while meeting our customers' needs for a reliable supply of high quality drinking water that meets all state and federal drinking water standards.

Areas of Service


MASSACHUSETTS
Boston
BARNSTABLE WATER COMPANY
NORTHERN REGION
CRYSTAL WATER COMPANY
Hartford
CONNECTICUT
SHORELINE REGION
New London
New Haven



Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413

ConnecticutWater

Shareholder/Investor Information

Shareholder & Investor Contact
Michele DiAcri, Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3015
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: mdiacri@ctwater.com

Annual Meeting
Friday, April 25, 2003, 2:00 PM
The Harvest
37 Putnam Road
Pomfret, Connecticut

Transfer Agent and Internet Access for Registered Shareholder Accounts
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
(between 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
email: info@rtco.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts 02110

Trustee for First Mortgage Bonds
State Street Bank & Trust Company
of Connecticut NA
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Legal Counsel
Murtha Cullina LLP
Hartford, Connecticut

Number of Registered Shareholder Accounts
4,981

Stock Trading, Dividends, Preferred Stock

- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ-AMEX; symbol CTWS. Projected dividend dates are listed below.*
- Cumulative Preferred A paid quarterly 2002 dividends of $.20 per share
- Preferred 90 paid quarterly dividends in 2002 of $.225 per share

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan*

- Direct purchase of shares through reinvested dividend and/or optional cash reinvestments**
- $25 minimum/$1000 maximum optional monthly reinvestment
- Safekeeping of certificates
- Automatic dividend deposit into your bank account
- Automatic cash investment withdrawals from your bank account
- IRA option

Dividend Tax Status
The Company estimates that all common stock dividends paid in 2002 are taxable as dividend income. Registered shareholders will receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Projected 2003 Dividend Dates*

	Record Date	Payment Date
1st Quarter	March 3	March 17
2nd Quarter	June 2	June 16
3rd Quarter	September 2	September 16
4th Quarter	December 1	December 15

**Subject to the approval of the Connecticut Water Service, Inc. Board of Directors*

Schedule of Optional Cash Investment Dates in 2003/2004**

4/15/03	5/17/03	6/17/03	7/15/03	8/15/03	9/17/03
10/15/03	11/17/03	12/15/03	1/15/04	2/16/04	3/17/04

***In order to qualify for a cash investment on any one of the above dates, your check (minimum $25/maximum $1,000 monthly) needs to be received by Registrar and Transfer Company 5 business days before the above dates. To have cash reinvestments automatically deducted from your bank account and automatically reinvested on the above dates, call Registrar and Transfer for an authorization form.*

Report of Independent Public Accountants

To the Board of Directors and Stockholders of
Connecticut Water Service, Inc.:

In our opinion, the accompanying balance sheet as of December 31, 2002 presents fairly, in all material respects, the financial position of Connecticut Water Service, Inc. and subsidiaries at December 31, 2002, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of Connecticut Water Service, Inc. and subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 8, 2002.

Boston, Massachusetts
February 12, 2003

PricewaterhouseCoopers LLP

Set forth below is a copy of a report previously issued by Arthur Andersen LLP, in connection with the Company's filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the Company's filing on Form 10-K.

To the Board of Directors and Stockholders of
Connecticut Water Service, Inc.:

We have audited the accompanying consolidated balance sheets of Connecticut Water Service, Inc., and Subsidiaries (a Connecticut corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Water Service, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Hartford, Connecticut
February 8, 2002

Arthur Andersen LLP

Moratorium on Land Sales — On December 4, 2002, the Company entered into a Memorandum of Understanding (MOU) with the State of Connecticut Department of Environmental Protection (DEP). The MOU provides for a voluntary two-year moratorium on the sale of approximately 7,100 acres of undeveloped Class I, II, and III water company lands held by the Company's Connecticut water company subsidiaries. Class I and II water company lands, as defined by Public Health Code regulations, are those that are within the watershed or drainage area of a public water supply. Class III lands are those that are not located within the watershed. Under the terms of the MOU, the DEP in cooperation with the Company's Connecticut water companies will assess and evaluate all undeveloped Class I, II and III land holdings to determine the desirability of the State of Connecticut's acquiring the land for open space and to develop strategies to fund the acquisitions of such properties in fee or easement from the Company. If the DEP determines that the Company's Class I, II and III land holdings are desirable, the Company and the DEP have agreed to negotiate in good faith to determine a price for the Company's land holdings based upon appraised values. However, the Company is not obligated by the MOU to sell such lands to the State of Connecticut. If the DEP determines that certain parcels of Class III land covered by the MOU do not meet its criteria for desirable open space, the Company can apply to the Department of Public Utility Control to sell or otherwise dispose of the land. The Company has no intention of selling or otherwise disposing of Class I and II lands that have an impact on drinking water supply and water quality. The MOU does not affect the land donation to the Town of Killingly mentioned above.

Security — Recent amendments to the Safe Drinking Water Act require all public water systems serving over 3,300 people on an average basis to prepare Vulnerability Assessments (VA) of their critical utility assets. The assessments are to be completed by December 2003 and will be submitted to the U.S. Environmental Protection Agency along with certification that certain critical elements of the assessments are being implemented within our Emergency Contingency Plan. The information within the VA is not subject to release to the public and is protected from Freedom of Information inquiries. Investment in security-related improvements is ongoing and management believes that the costs associated with any such improvements would be chargeable for recovery in future rate proceedings.

Taxes — Due to the current environment of state budget deficits, the Company and its subsidiaries may be subject to a higher tax burden through changes in state legislation. Also, the Company's future property tax burden may increase as state aid to towns is decreased.

16 Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the years ended December 31, 2002 and 2001 appears below:

(in thousands, except for per share data)	Operating Revenues 2002	Operating Revenues 2001	Utility Operating Income 2002	Utility Operating Income 2001	Net Income Applicable to Common Stock 2002	Net Income Applicable to Common Stock 2001	Basic Earnings Per Average Common Share 2002	Basic Earnings Per Average Common Share 2001
First Quarter	**$10,284**	$10,228	**$ 2,499**	$ 2,465	**$1,544**	$2,275	**$0.20**	$0.30
Second Quarter	**10,727**	10,974	**2,593**	2,851	**1,866**	1,914	**0.24**	0.25
Third Quarter	**13,799**	13,538	**4,408**	3,887	**3,850**	2,945	**0.50**	0.39
Fourth Quarter	**11,020**	10,652	**2,334**	2,111	**1,482**	1,267	**0.19**	0.16
Year	**$45,830**	$45,392	**$11,834**	$11,314	**$8,742**	$8,401	**$1.13**	$1.10

At December 31 (in thousands)	2002	2001
Total Plant and Other Investments:		
Water	$231,676	$204,750
Non-Water	978	914
	232,654	205,664
Other Assets:		
Water	31,761	25,630
Non-Water	384	420
	32,145	26,050
Total Assets	$264,799	$231,714

15 Commitments and Contingencies

Land Donations to be Made in 2003 and 2004 — On January 31, 2001, we signed an agreement to donate to the Town of Killingly, Connecticut approximately 365 acres of unimproved land for protected open space purposes. This land donation will be broken down into three different parcels with one of the parcels being donated each year from 2002 through 2004. Under current tax law, these donations will result in reduced federal and state income tax benefits totaling approximately $1,900,000. In 2002, the first parcel consisting of approximately 54 acres was donated for an after tax benefit of $293,000. In January 2003, the second parcel consisting of approximately 178 acres was donated which is expected to result in an after tax benefit of approximately $900,000. The remaining 133 acres are scheduled to be donated in 2004, provided Connecticut tax laws continue to provide favorable tax treatment for such donations, for an expected after tax benefit of approximately $700,000.

Hungerfords — In July 2002, the Company decided not to purchase Hungerfords as provided in the July, 1999 Joint Venture Agreement entered into by both companies. Certain financial targets to be achieved by Hungerfords, which would have provided the basis to complete the purchase, were not achieved.

Reverse Privatization — Our water companies derive their rights and franchises to operate from state law that are subject to alteration, amendment or repeal and do not grant permanent exclusive rights to our service areas. Our franchises are free from burdensome restrictions, are unlimited as to time, and authorize us to sell potable water in all towns we now serve. There is the possibility that states could revoke our franchises and allow a governmental entity to take over some or all of our systems. From time to time such legislation is contemplated.

The Town of Barnstable, Massachusetts has advised the Company that it is actively considering the acquisition of the Company's wholly-owned subsidiary, The Barnstable Holding Company. The Town takes the position that it has the right to acquire The Barnstable Holding Company pursuant to the provisions of Massachusetts legislation passed in 1911. The Company has advised the Town of Barnstable that the Company does not believe the Town has any statutory right to acquire The Barnstable Holding Company.

Environmental and Water Quality Regulation — The Company is subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are in compliance with current regulations, but the regulations are subject to change. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Construction — Our water companies' estimated capital expenditures for 2003, 2004 and 2005 are $9.5 million, $9.8 million and $10.3 million respectively. These capital expenditures are net of amounts financed by customer advances and contributions in aid of construction. These expenditures are expected to be financed primarily with internally generated funds.

Options exercised during 2002 ranged in price from $14.83 per share to $22.33 per share. The following table summarizes the price ranges of the options outstanding and options exercisable as of December 31, 2002:

	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of Prices:					
$13.00 – $17.99	62,575	6.3	$14.83	17,487	$14.83
$18.00 – $22.99	99,522	7.3	21.60	45,657	21.68
$23.00 – $27.99	73,004	9.5	26.78	8,437	27.95
	235,101	7.7	$21.41	71,581	$20.74

14 Segment Reporting

Our Company operates principally in three segments: water activities, real estate transactions, and services and rentals. The water segment is comprised of our core regulated water activities to supply water to our customers. Our real estate transactions segment involves selling or donating for income tax benefits our limited excess real estate holdings. Our services and rentals segment provides services on a contract basis and leases certain of our properties to others. The accounting policies of each reportable segment are the same as those described in the summary of significant accounting policies. Financial data for reportable segments is as follows:

(in thousands)	Revenues	Depreciation	Other Operating Expenses	Other Income (Deductions)	Interest Expense and Preferred Dividend (net of AFUDC)	Income Taxes	Net Income
For the year ended December 31, 2002							
Water Activities	**$45,830**	**$5,187**	**$24,326**	**$127**	**$4,104**	**$4,482**	**$7,858**
Real Estate Transactions	**5**	**–**	**32**	**–**	**–**	**(467)**	**440**
Services and Rentals	**2,928**	**20**	**2,186**	**–**	**–**	**278**	**444**
Total	**$48,763**	**$5,207**	**$26,544**	**$127**	**$4,104**	**$4,293**	**$8,742**
For the year ended December 31, 2001							
Water Activities	$45,392	$4,837	$24,402	$(273)	$4,231	$4,741	$6,908
Real Estate Transactions	–	–	145	–	–	(1,266)	1,121
Services and Rentals	2,431	15	1,839	–	–	205	372
Total	$47,823	$4,852	$26,386	$(273)	$4,231	$3,680	$8,401
For the year ended December 31, 2000							
Water Activities	$43,997	$4,718	$23,058	$(228)	$4,369	$4,564	$7,060
Real Estate Transactions	166	–	253	–	–	(619)	532
Services and Rentals	2,394	13	1,936	–	23	156	266
Total	$46,557	$4,731	$25,247	$(228)	$4,392	$4,101	$7,858

Unionville Water:

Pension — Unionville Water Company has a non-contributory defined contribution pension plan (the Pension Plan) which covers all employees who have completed one year of service. Unionville provides a contribution to the plan based upon 10% of the participant's annual payroll. The Unionville contribution charged to expense for the two-month period ended December 31, 2002 was $9,000.

13 Stock-Based Compensation Plan

The Company has two components to its Stock-Based Compensation Plan (the Plan): The Stock Option Program (SOP) and the Performance Stock Program (PSP). In total under the Plan there were 700,000 shares authorized and 281,582 shares available for grant at December 31, 2002.

Stock Option Program (SOP) — As part of the Company's SOP, stock options are permitted to be issued to officers and key employees. The Company accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Income. On a pro forma basis, the Company's net income and earnings per share are shown in Note 1.

For purposes of this calculation, the Company arrived at the fair value of each stock grant at the date of grant by using the Black Scholes Option Pricing model with the following weighted average assumptions used for grants for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Expected Life (Years)	**6.00**	9.40	9.85
Risk-Free Interest Rate (Percentage)	**3.09**	5.07	5.12
Volatility (Percentage)	**30.00**	27.36	32.01
Dividend Yield	**3.13**	2.70	3.90

Options begin to become exercisable one year from the date of grant. Vesting periods range from one to five years.

The per share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $5.82, $8.67 and $5.87 respectively.

For the years ended December 31,	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding, Beginning of Year	**229,811**	**$20.18**	236,228	$18.39	191,586	$17.92
Granted	**39,254**	**25.78**	33,750	22.99	44,642	21.64
Terminated	**–**	**–**	–	–	–	–
Exercised	**(33,964)**	**18.12**	(40,167)	16.22	–	–
Outstanding, End of Year	**235,101**	**21.41**	229,811	20.18	236,228	18.39
Exercisable, End of Year	**71,581**	**$20.74**	47,630	$19.94	38,319	$17.92

Barnstable Water:

(in thousands)	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Change in Benefit Obligation:				
Benefit Obligation, Beginning of Year	$1,381	$1,347	$ 83	$ 86
Service Cost	19	32	2	4
Interest Cost	96	98	7	6
Actuarial Loss/(Gain)	114	(12)	10	(10)
Benefits Paid	(83)	(84)	(4)	(3)
Merger of Plans	(1,527)	–	–	–
Benefit Obligation, End of Year	$ –	$1,381	$ 98	$ 83
Change in Plan Assets:				
Fair Value, Beginning of Year	$1,173	$1,301	$ –	$ –
Actual Return on Plan Assets	(89)	(99)	–	–
Employer Contribution	74	55	4	3
Participants' Contributions	–	–	–	–
Benefits Paid	(83)	(84)	(4)	(3)
Merger of Plans	(1,075)	–	–	–
Fair Value, End of Year	$ –	$1,173	$ –	$ –
Funded Status	$ –	$ (208)	$(98)	$(83)
Unrecognized Net Actuarial (Gain)/Loss	–	152	(41)	(54)
Unrecognized Transition Obligation	–	39	70	76
Unrecognized Prior Service Cost	–	31	–	–
Prepaid/(Accrued) Cost	$ –	$ 14	$(69)	$(61)
Weighted-average assumptions as of December 31:				
Discount rate	6.5%	7.25%	6.5%	7.25%
Expected return on plan assets	8.0%	8.0%	–	–
Rate of compensation increase	4.5%	4.5%	–	–

(in thousands)	Pension Benefits 2002	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2002	Other Benefits 2001	Other Benefits 2000
Components of Net Periodic Benefit Costs						
Service Cost	$ 19	$ 32	$ 32	$ 2	$ 4	$ 3
Interest Cost	96	98	102	7	6	6
Expected Return on Plan Assets	(95)	(105)	(116)	–	–	–
Amortization of:						
Unrecognized Net Transition Asset	11	10	10	6	6	6
Unrecognized Net (Gain) Loss	–	–	(8)	(3)	(4)	(4)
Unrecognized Prior Service Cost	6	6	6	–	–	–
Net Periodic Pension and Post Retirement Benefit Costs (Income)	$ 37	$ 41	$ 26	$12	$12	$11

In determining the 2002 and 2001 accumulated post-retirement benefit obligation, health care cost trends were assumed to be 8.5% grading 0.5% per year to 4%.

(in thousands)	Pension Benefits 2002	2001	2000	Other Benefits 2002	2001	2000
Components of Net Periodic Benefit Costs						
Service Cost	**$ 686**	$ 582	$ 528	**$ 223**	$ 190	$ 141
Interest Cost	**1,249**	1,163	1,060	**309**	276	283
Expected Return on Plan Assets	**(1,448)**	(1,397)	(1,306)	**(141)**	(128)	(110)
Amortization of:						
Unrecognized Net Transition Asset	**2**	(30)	(30)	**165**	165	165
Unrecognized Net (Gain)/Loss	**(252)**	(356)	(269)	**(84)**	(135)	(135)
Unrecognized Prior Service Cost	**102**	101	48	**–**	–	–
Net Periodic Pension and Post Retirement Benefit Costs	**$ 339**	$ 63	$ 31	**$ 472**	$ 368	$ 344

In determining the 2002 and 2001 accumulated post-retirement benefit obligation, health care cost trends were assumed to be 8.5% grading 0.5% per year to 4%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on Total of Service and Interest Cost Components	**$ 76**	**$ (62)**
Effect on Post-Retirement Benefit Obligation	**$661**	**$(557)**

Supplemental Executive Retirement Plan — Connecticut Water provides additional pension benefits to senior management through a supplemental executive retirement plan. At December 31, 2002 the actuarial present value of the projected benefit obligation was $788,000. Expense associated with this plan was $108,000 for 2002, $93,000 for 2001, and $102,000 for 2000.

Savings Plan — The Company and certain of its subsidiaries maintains an employee savings plan which allows participants to contribute from 1% to 15% of pre-tax compensation plus for those age 50 and older catch-up contributions as allowed by law. The Company matches 50 cents for each dollar contributed by the employee up to 4% of the employee's compensation. The Company contribution charged to expense in 2002, 2001 and 2000 was $161,000, $150,000, and $139,000, respectively.

The Plan creates the possibility for an "incentive bonus" contribution to the 401(k) plan tied to the attainment of a specific goal or goals to be identified each year. If the specific goal or goals are attained by the end of the year, all eligible employees, except officers and certain key employees, will receive up to an additional 1% of their annual base salary as a direct contribution to their 401(k) account. For 2002, $30,000 was awarded as an incentive bonus of .4% of base pay. An incentive bonus of .6% of base pay, or $41,000 and $37,000, was awarded in 2001 and 2000 respectively.

Barnstable Water:

Pension — Barnstable Water Company has a trusteed, non-contributory defined benefit retirement plan (the Pension Plan) which covers all employees who have completed one year of service. Benefits under the Pension Plan are based on credited years of service and "average earnings", as defined in the Pension Plan. Contributions of approximately $74,000 were made in 2002, of which approximately $30,000 was for the 2002 plan year and approximately $44,000 was for the 2001 plan year. A contribution of $55,000 was made in 2001 for the 2000 plan year.

Post-Retirement Benefits Other Than Pension (PBOP) — In addition to providing pension benefits, Barnstable Water provides certain health care benefits to eligible retired employees. The Company has incurred annual expenses for PBOP of $12,000, $12,000 and $11,000 for 2002, 2001 and 2000, respectively. The Company's PBOP currently is not funded.

Post-Retirement Benefits Other Than Pension (PBOP) — In addition to providing pension benefits, a subsidiary company, The Connecticut Water Company, provides certain medical, dental and life insurance benefits to retired employees partially funded by a 501(c)(9) Voluntary Employee Beneficiary Association Trust that has been approved by the DPUC. Substantially all of The Connecticut Water Company's employees may become eligible for these benefits if they retire on or after age 55 with 10 years of service. The contribution for calendar years 2002 and 2001 was $473,100 for each year.

A deferred regulatory asset has been recorded to reflect the amount which represents the future operating revenues expected to be recovered in customer rates under FAS 106. In 1997, The Connecticut Water Company requested and received approval from the DPUC to include FAS 106 costs in customer rates. The DPUC's 1997 limited reopener of The Connecticut Water Company's general rate proceeding allowed it to increase customer rates $208,000 annually for FAS 106 costs. The Connecticut Water Company's current rates now allow for recovery of $473,100 annually for post-retirement benefit costs other than pension.

The Connecticut Water Company has elected to recognize the transition obligation on a delayed basis over a period equal to the plan participants' 21.6 years of average future service.

The following tables set forth the funded status of the Company's retirement plans and post-retirement health care benefits at December 31, the latest valuation date:

	Pension Benefits		Other Benefits	
(in thousands)	2002	2001	2002	2001
Change in Benefit Obligation:				
Benefit Obligation, Beginning of Year	$17,339	$16,119	$ 4,171	$ 4,037
Service Cost	686	582	223	190
Interest Cost	1,249	1,163	309	276
Plan Participant Contributions	-	-	47	40
Plan Amendments	-	16	-	-
Actuarial Loss/(Gain)	1,816	387	1,184	(43)
Benefits Paid	(688)	(928)	(427)	(329)
Merger of Plans	1,527	-	-	-
Benefit Obligation, End of Year	$21,929	$17,339	$ 5,507	$ 4,171
Change in Plan Assets:				
Fair Value, Beginning of Year	$18,170	$19,218	$ 2,684	$ 2,545
Actual Return on Plan Assets	(1,484)	(120)	(185)	(45)
Employer Contribution	669	-	473	473
Participants' Contributions	-	-	47	40
Benefits Paid	(688)	(928)	(427)	(329)
Merger of Plans	1,075	-	-	-
Fair Value, End of Year	$17,742	$18,170	$ 2,592	$ 2,684
Funded Status	$ (4,187)	$ 831	$(2,915)	$(1,487)
Unrecognized Net Actuarial (Gain) Loss	1,669	(3,780)	420	(1,175)
Unrecognized Transition Obligation	48	22	1,649	1,814
Unrecognized Prior Service Cost	1,045	1,122	-	-
Accrued Cost	$ (1,425)	$ (1,805)	$ (846)	$ (848)
Weighted-Average Assumptions as of December 31:				
Discount Rate	6.5%	7.25%	6.5%	7.25%
Expected Return on Plan Assets	8.0%	8.0%	5.0%	5.0%
Rate of Compensation Increase	4.5%	4.5%	-	-

9 Bank Lines of Credit

The Company has a total of $12,500,000 in lines of credit provided by three banks. In May 2003, $6,500,000 of the lines of credit expire and the remaining $6,000,000 expires in May 2004. We expect the lines of credit to be renewed. The total available on the lines of credit as of December 31, 2002 was $5,550,000. Bank commitment fees associated with the lines of credit were approximately $30,000, $22,500, and $24,750 in 2002, 2001, and 2000 respectively.

At December 31, 2002 and 2001, the weighted average interest rates on short-term borrowings outstanding were 1.77% and 2.31%, respectively.

10 Utility Plant and Construction Program

The components of utility plant and equipment at December 31, are as follows:

(in thousands)	2002	2001
Land	$ 9,770	$ 9,404
Source of Supply	18,059	17,087
Pumping	23,841	20,331
Water Treatment	46,692	44,585
Transmission and Distribution	191,603	159,924
General (Including Intangible)	17,955	15,784
Held for Future Use	465	460
Total	$308,385	$267,575

The amounts of depreciable utility plant at December 31, 2002 and 2001 included in total utility plant were $276,150,000 and $249,775,000, respectively.

Our water companies are engaged in continuous construction programs. Estimated annual capital expenditures, net of amounts financed by customer advances and contributions in aid of construction, are expected to be approximately $9,502,000 during 2003, $9,806,000 during 2004, and $10,263,000 in 2005. During the years 2006 and 2007, construction expenditures for routine improvements to the water distribution system are expected to be approximately $8,000,000 each year.

11 Taxes Other Than Income Taxes

Taxes Other than Income Taxes consist of the following:

(in thousands)	2002	2001	2000
Municipal Property Taxes	$4,149	$3,788	$4,070
Payroll Taxes	647	600	588
Total	$4,796	$4,388	$4,658

12 Pension and Other Post-Retirement Employee Benefits

General — As of December 31, 2002, Connecticut Water Company had 161 employees, Gallup 5, Crystal 7, Connecticut Water Emergency Services 1, Barnstable Water Company 8, and Unionville 9 for a total of 191 employees. The Company's officers are employees of The Connecticut Water Company. Employee expenses are charged between companies as appropriate. Effective December 31, 2002, the Connecticut Water Company Pension Plan and the Barnstable Water Company Pension Plan merged.

All Companies excluding Barnstable and Unionville:

Pension — The Company and certain of its subsidiaries have noncontributory defined benefit pension plans covering qualified employees. In general, the Company's policy is to fund accrued pension costs as permitted by federal income tax and Employee Retirement Income Security Act of 1974 regulations. Contributions of approximately $669,000 were made for 2002. No contribution was made in 2001.

The other outstanding bonds may be initially called for redemption by the Company at the following dates and prices — Series S, December 15, 2003 at 102%; Series T, July 1, 2003 and Series U, September 1, 2003 at 100% plus accrued interest to the date of redemption; Series V, January 1, 2004 at 103.5%, 1998 Series A and B Unsecured Water Facilities Revenue Refinancing Bonds, March 1, 2008 at 100% plus accrued interest.

Barnstable Water Company's note payable has been unconditionally guaranteed by the Company. The note agreement with Indianapolis Life Insurance Company requires the Company to meet certain financial covenants, restricts the Company's ability to incur additional debt unless certain financial tests are met, restricts liens to secure additional long-term borrowings, restricts the type of investments that the Company can purchase and contains a significant prepayment premium. The Company was in compliance with the restrictive covenants at December 31, 2002 and 2001.

Unionville Water Company's term note with Farmington Savings Bank requires monthly payments of principal and interest. The note bears a fluctuating interest rate. The interest rate is adjusted on each 60-month anniversary date from the effective date of May 1, 1996. On the anniversary date (Interest Change Date) the interest rate shall be increased or decreased to a rate determined by adding 2.5 percentage points to the most recent Federal Home Loan Bank of Boston Long-Term, Regular, 5 year, Fixed Rate Mortgage Rate (Index), available 45 days prior to the Interest Change Date, rounded to the next highest one-eighth of one percentage point. Unionville may prepay the principal balance outstanding under the note without penalty for the thirty days preceding each Interest Change Date upon 30 days prior written notice to the bank. Prepayment made at any other time requires a prepayment penalty, which is 110% of the present value of the difference between the interest on the amount prepaid for the remaining term to the next Interest Change Date, as determined by the Current Index and the interest on the same amount for the remaining term to the next Interest Change Date, as determined by the Index in effect for that maturity on the day the prepayment is made.

8 Preferred Stock

The Company's Preferred Stock at December 31, consisted of the following:

(in thousands, except share data)	2002	2001
Connecticut Water Service, Inc.		
Cumulative Series A Voting, $20 Par Value; Authorized, Issued and Outstanding 15,000 Shares	$300	$300
Cumulative Series $.90 Non-Voting, $16 Par Value; Authorized 50,000 Shares, Issued and Outstanding 29,499 Shares	472	472
	772	772
Barnstable Water Company		
6% Cumulative, $100 Par Value; Authorized, Issued and Outstanding 750 Shares	75	75
Total Preferred Stock	$847	$847

All or any part of any series of either class of the Company's issued Preferred Stock may be called for redemption by the Company at any time. The per share redemption prices of the Series A and Series $.90 Preferred Stock, if called by the Company, are $21.00 and $16.00, respectively.

The Company is authorized to issue 400,000 shares of an additional class of Preferred Stock, $25 par value, the general preferences, voting powers, restrictions and qualifications of which are similar to the Company's existing Preferred Stock. No shares of the $25 par value Preferred Stock have been issued.

The Company is also authorized to issue 1,000,000 shares of $1 par value Preference Stock, junior to the Company's existing Preferred Stock in rights to dividends and upon liquidation of the Company. 150,000 of such shares have been designated as "Series A Junior Participating Preference Stock". Pursuant to the Shareholder Rights Plan, described in Note 5, the Company keeps reserved and available for issuance one one-hundredth of a share of Series A Junior Participating Preference Stock for each outstanding share of the Company's common stock.

Barnstable Water Company paid Preferred Dividends of $4,500 in 2002, 2001 and 2000. These dividends are included in the Other category of the Other Income (Deductions) section of the Consolidated Statements of Income. These preferred shareholders have 1/10 of a common vote for matters related to Barnstable Water Company.

7 Long-Term Debt

Long-Term Debt at December 31, consisted of the following:

(in thousands)			2002	2001
The Connecticut Water Company				
First Mortgage Bonds:				
	5.875%	Series R, Due 2022	$14,645	$14,670
	6.65%	Series S, Due 2020	8,000	8,000
	5.75%	Series T, Due 2028	5,000	5,000
	5.3%	Series U, Due 2028	4,550	4,550
	6.94%	Series V, Due 2029	12,050	12,050
Unsecured Water Facilities Revenue Refinancing Bonds				
	5.05%	1998 Series A, Due 2028	9,625	9,705
	5.125%	1998 Series B, Due 2028	7,720	7,770
Other				
	5.5%	Unsecured Promissory Note, Due 2002	-	37
	Total Connecticut Water Company		61,590	61,782
Crystal Water Utilities Corporation				
	8.0%	Westbank , Due 2017	122	126
Crystal Water Company of Danielson				
	7.82%	Connecticut Development Authority, Due 2020	483	495
	8.0%	Westbank, Due 2011	-	2,033
	Total Crystal Water Company of Danielson		483	2,528
Chester Realty				
	6%	Note Payable, Due 2006	78	97
Barnstable Water Company				
	10.2%	Indianapolis Life Insurance, Due 2011	1,525	1,625
Unionville Water Company				
	8.125%	Farmington Savings Bank, Due 2011	1,178	-
	Total Connecticut Water Service, Inc.		64,976	66,158
	Less Current Portion		(242)	(2,205)
		Total Long-Term Debt	$64,734	$63,953

The Company's principal payments required for years 2003 – 2007 are as follows

(in thousands)

2003	2004	2005	2006	2007
$242	$254	$277	$254	$267

Substantially all utility plant is pledged as collateral for long-term debt.

There are no mandatory sinking fund payments required on Connecticut Water Company's outstanding First Mortgage Bonds or the Unsecured Water Facilities Revenue Refinancing Bonds. However, the Series R First Mortgage Bonds and the 1998 Series A and B Unsecured Water Facilities Revenue Refinancing Bonds provide for an estate redemption right whereby the estate of deceased bondholders or surviving joint owners may submit bonds to the Trustee for redemption at par, subject to a $25,000 per individual holder and a 3% annual aggregate limitation.

In 2003, the Series R bonds call price will be reduced to 100%.

5 Analysis of Retained Earnings

The summary of the changes in Retained Earnings for the period January 1, 2000 through December 31, 2002, appears below:

(in thousands, except per share data)	2002	2001	2000
Balance, Beginning of Year	$24,441	$22,145	$20,177
Income Before Preferred Stock Dividends	8,780	8,439	7,896
	33,221	30,584	28,073
Dividends Declared:			
Cumulative Preferred Stock, Series A, $.80 Per Share	12	12	12
Cumulative Preferred Stock, Series $.90, $.90 Per Share	26	26	26
Common Stock:			
2002 $0.81 Per Share	6,277	-	-
2001 $0.80 Per Share	-	6,105	-
2000 $0.77 Per Share	-	-	5,890
	6,315	6,143	5,928
Balance, End of Year	$26,906	$24,441	$22,145

6 Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments.

Cash — *Cash and cash equivalents consist of highly liquid instruments with original maturities at the time of purchase* of three months or less. The carrying amount approximates fair value.

Long-Term Debt — The fair value of the Company's fixed rate long-term debt is based upon borrowing rates currently available to the Company. As of December 31, 2002 and 2001, the estimated fair value of the Company's long-term debt was $70,438,000 and $62,726,000, respectively, as compared to the carrying amounts of $64,734,000 and $63,953,000, respectively.

The fair values shown above have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments" and do not purport to represent the amounts at which those obligations would be settled.

4 Common Stock

The Company has 15,000,000 authorized shares of common stock, no par value. A summary of the changes in the common stock accounts for the period January 1, 2000 through December 31, 2002, appears below:

(in thousands, except share data)	Shares	Issuance Amount	Expense	Total
Balance, January 1, 2000	7,596,141	$46,123	$(1,385)	$44,738
Stock and Equivalents Issued Through Performance Stock Program	8,453	227	-	227
Balance, December 31, 2000	7,604,594	46,350	(1,385)	44,965
Stock and Equivalents Issued Through Performance Stock Program	5,353	457	-	457
Purchase Minority Interest of Barnstable Holding Company	-	125	-	125
Stock Split — Fractional Shares	(752)	-	(11)	(11)
Stock Options Exercised	40,167	810	(4)	806
Balance, December 31, 2001	7,649,362	47,742	(1,400)	46,342
Purchase Unionville Water Company	**249,715**	**6,166**	**(190)**	**5,976**
Stock and Equivalents Issued Through Performance Stock Program	**6,672**	**21**	**-**	**21**
Stock Options Exercised	**33,964**	**732**	**(2)**	**730**
Balance, December 31, 2002*	**7,939,713**	**$54,661**	**$(1,592)**	**$53,069**

**Includes 700 restricted and 37,108 common stock equivalent shares issued through the Performance Stock Program through December 31, 2002.*

The Company's Shareholder Rights Plan was authorized by the Board of Directors on August 12, 1998. Pursuant to the Plan, the Board authorized a dividend distribution of one Right to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock of the Company for each outstanding share of the Company's common stock. The distribution was affected October 11, 1998.

Upon the terms of the Shareholder Rights Plan, each Right will entitle shareholders to buy one one-hundredth of a share of Series A Junior Participating Preference Stock at a purchase price of $90, and the Rights will expire October 11, 2008. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock, or announces a tender or exchange offer for 15% or more of the Company's common stock. The Board will be entitled to redeem the Rights at $0.01 per Right at any time before such acquisition occurs, and upon certain conditions after such a position has been acquired.

Upon the acquisition of 15% or more of the Company's common stock by any person or group, each Right will entitle its holder to purchase, at the Right's purchase price, a number of shares of the Company's common stock having a market value equal to twice the Right's purchase price. In such event, Rights held by the acquiring person will not be allowed to purchase any of the Company's common stock or other securities of the Company. If, after the acquisition of 15% or more of the Company's common stock by any person or group, the Company should consolidate with or merge with and into any person and the Company should not be the surviving company, or, if the Company should be the surviving company and all or part of its common stock should be exchanged for the securities of any other person, or if more than 50% of the assets or earning power of the Company were sold, each Right (other than Rights held by the acquiring person, which will become void) will entitle its holder to purchase, at the Right's purchase price, a number of shares of the acquiring Company's common stock having a market value at that time equal to twice the Right's purchase price.

The Company may not pay any dividends on its common stock unless full cumulative dividends to the preceding dividend date for all outstanding shares of Preferred Stock of the Company have been paid or set aside for payment. All such Preferred Stock dividends have been paid.

Deferred income tax liabilities are categorized as follows on the Consolidated Balance Sheet:

	2002	2001
Deferred Federal and State Income Taxes	$20,921	$18,902
Unfunded Future Income Taxes	7,471	8,223
Net Deferred Income Tax Liability	$28,392	$27,125

Deferred income tax liabilities are comprised of the following:

	2002	2001
Depreciation	$27,125	$24,057
Other	1,267	3,068
Net Deferred Income Tax Liability	$28,392	$27,125

The calculation of Pre-Tax Income is as follows:

	2002	2001	2000
Pre-Tax Income			
Net Income Before Preferred Dividends	$ 8,780	$ 8,439	$ 7,896
Minority Interest Included (Deducted) Above	–	–	(19)
Income Taxes	4,276	3,680	4,101
Total Pre-Tax Income	$13,056	$12,119	$11,978

In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate. The differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

	2002	2001	2000
Federal Statutory Income Tax Rate	34.0%	34.0%	34.0%
Tax Effect of Differences:			
State Income Taxes Net of Federal Benefit:			
State Income Tax Excluding Land Donation Credit	2.3%	3.3%	3.4%
Land Donation Credit	(1.8)%	(5.5)%	(2.9)%
Depreciation	.5%	1.2%	1.8%
Charitable Contribution — Land Donation	(1.7)%	(4.5)%	(2.1)%
Pension Costs	(.7)%	.6%	.3%
Debt Refinancing Costs	.2%	.2%	.2%
Non-Deductible Merger Costs	–	1.0%	1.5%
Bad Debt	–	–	(.9)%
Common Stock Equivalents	–	1.1%	.3%
Other	–	(1.0)%	(1.4)%
Effective Income Tax Rate	32.8%	30.4%	34.2%

3

Income Tax Expense

Income Tax Expense for the years ended December 31, is comprised of the following:

(in thousands)	2002	2001	2000
Federal Classified as Operating Expense	$4,065	$ 4,225	$4,002
Federal Classified as Other Income:			
Land Sales	-	-	32
Land Donation	(105)	(254)	(132)
Non-Water Sales	276	164	127
Other	(52)	(42)	(21)
Total Federal Income Tax Expense	4,184	4,093	4,008
State Classified as Operating Expense	417	552	577
State Classified as Other Income:			
Land Sales	(1)	-	7
Land Donation	(360)	(1,012)	(526)
Non-Water Sales	54	41	29
Other	(18)	6	6
Total State Income Tax Expense (Benefit)	92	(413)	93
Total Income Tax Expense	$4,276	$ 3,680	$4,101

The components of the Federal and State income tax provisions are:

	2002	2001	2000
Current:			
Federal	$2,835	$3,062	$2,853
State	192	(48)	80
Total Current	3,027	3,014	2,933
Deferred Income Taxes, Net:			
Federal			
Investment Tax Credit	(63)	(63)	(61)
Capitalized Interest	23	23	42
Depreciation	798	910	1,119
Other	591	161	55
Total Federal	1,349	1,031	1,155
State			
Depreciation	-	(1)	2
Other	(100)	(364)	11
Total State	(100)	(365)	13
Total Deferred Income Taxes, Net	1,249	666	1,168
Total	$4,276	$3,680	$4,101

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for an entity that voluntarily changes to the fair-value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company does not currently plan to change to the fair-value method of accounting for its stock-based compensation.

2 2002 Purchase Acquisition

On October 31, 2002, the Company issued 249,715 shares of its common stock in exchange for all the outstanding common stock of The Unionville Water Company (Unionville). The exchange ratio was approximately 4.16 shares of the Company's common stock for each outstanding share of Unionville stock. The transaction was valued at approximately $6.2 million. This acquisition was accounted for under the purchase method of accounting, and as such the balances and income statement activity from the acquisition date forward are included in the financial statements. As a result, goodwill of $3.6 million was recorded and allocated to our water segment. There were no other intangible assets identified as part of the acquisition.

The Company will operate Unionville as a wholly-owned subsidiary. Unionville serves over 5,600 customers in Farmington and Avon, Connecticut. As a condition of the acquisition, Unionville was granted permission by the DPUC to impose a limited rate increase to recover financing and operating costs related to a new water interconnection with a neighboring water supplier, once the interconnection is placed in service. The expected in-service date of the interconnection is May, 2003. The approximate 30% rate increase will be reflected in Unionville's customers' bills as a surcharge that will be subject to a retroactive refund to ratepayers to the extent that the DPUC determines that Unionville's revenues exceed certain levels. As part of its decision, the DPUC has limited the conditions upon which Unionville may seek a rate increase prior to September 1, 2005.

Unionville is planning to fund a major portion of the construction costs of the interconnection mentioned above with a State Revolving Fund Loan.

The tables below presents the Condensed Balance Sheet detailing the Unionville balances on October 31, 2002.

Unionville Condensed Balance Sheet

October 31, 2002 (in thousands) (unaudited)	Before Acquisition	After Acquisition
ASSETS		
Net Utility Plant	$16,448	$16,448
Total Current Assets	782	782
Goodwill	–	3,608
Total Regulatory and Other Long-Term Assets	2,021	2,021
Total Assets	$19,251	$22,859
CAPITALIZATION AND LIABILITIES		
Capitalization		
Common Stockholders' Equity	$ 2,558	$ 6,166
Long-Term Debt	1,194	1,194
Total Capitalization	3,752	7,360
Current Liabilities	577	577
Deferred Credits	14,922	14,922
Total Capitalization and Liabilities	$19,251	$22,859

Goodwill — The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (FAS 142), effective January 1, 2002. SFAS 142 requires that goodwill no longer be amortized on a ratable basis. In accordance with SFAS 142, goodwill must be allocated to reporting units and reviewed for impairment at least annually. The Company utilized a discounted cash flow approach, incorporating its most recent business plan forecasts in the performance of the annual goodwill impairment test.

SFAS 142 also requires that recognizable intangible assets be amortized over their useful lives and tested for impairment. Intangible assets with indefinite useful lives should be reviewed for impairment. The Company has concluded a review of intangible assets, and no adjustment was deemed necessary effective with the adoption of SFAS 142.

Earnings Per Share — The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the twelve months ended December 31, 2002, 2001, and 2000.

Years ended December 31,	2002	2001	2000
Basic Earnings Per Share	$ 1.13	$ 1.10	$ 1.03
Dilutive Effect of Unexercised Stock Options	0.01	-	-
Diluted Earnings Per Share	$ 1.12	$ 1.10	$ 1.03
Numerator *(in thousands)*:			
Basic Net Income	$8,742	$8,401	$7,858
Diluted Net Income	$8,742	$8,401	$7,858
Denominator *(in thousands)*:			
Basic Weighted Average Shares Outstanding	7,718	7,619	7,605
Dilutive Effect of Unexercised Stock Options	53	43	28
Diluted Weighted Average Shares Outstanding	7,771	7,662	7,633

Reclassification — Certain reclassifications have been made to conform previously reported data to the current presentation.

New Accounting Pronouncements — In June 2001, the Financial Accounting Standard Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 provides the accounting requirements for retirement obligations associated with tangible long-lived assets. FAS 143 is effective for fiscal years beginning after June 15, 2002, and early adoption is permitted. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections." SFAS 145 rescinds and amends certain previous standards related primarily to debt and leases. The most substantive amendment requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and will be effective for the Company commencing with 2003. The provisions of SFAS 145 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3. This SFAS requires that a liability for a cost associated with an exit or disposal activity be recorded at fair value when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

The Company computed deferred tax reserves for all temporary book-tax differences using the liability method prescribed in SFAS 109. Under the liability method, deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. Deferred tax liabilities that have not been reflected in tax expense due to regulatory treatment are described as unfunded future income taxes, and are expected to be recoverable in future years' rates.

The Company believes that all deferred income tax assets will be realized in the future. The majority of all unfunded future income taxes relate to deferred state income taxes.

Deferred Federal Income Taxes consist primarily of amounts that have been provided for accelerated depreciation subsequent to 1981, as required by federal income tax regulations. Deferred taxes have also been provided for temporary differences in the recognition of certain expenses for tax and financial statement purposes as allowed by DPUC ratemaking policies.

Municipal Taxes — Municipal taxes are generally expensed over the twelve-month period beginning on July 1 following the lien date, corresponding with the period in which the municipal services are provided.

Other Deferred Costs — In accordance with ratemaking procedures, costs which benefit future periods, such as tank painting, are expensed over the periods they benefit.

Stock Options — The Company has a Stock-Based Compensation Plan with two components: the Performance Stock Program and the Stock Option Program, which are described more fully in Note 13. Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation," encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB opinion No. 25 "Accounting for Stock Issued to Employees" and provide pro forma net income and pro forma earnings per share disclosures for employee stock grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The Company accounts for its Stock Option Program under the recognition and measurement principles of APB No. 25. As such, no compensation cost related to the Stock Option Program is reflected in Net Income, as all options under this program had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on Net Income and Earnings Per Share if the Company had applied the fair value recognition provisions of SFAS No. 123 to the Stock Option Program.

Years ended December 31, (in thousands, except per share data)	**2002**	2001	2000
Net Income, As Reported	**$8,742**	$8,401	$7,858
Deduct: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method for All Awards, Net of Related Tax Effects	**(218)**	(264)	(182)
Pro Forma Net Income	**$8,524**	$8,137	$7,676
Earnings Per Share:			
Basic — As Reported	**$ 1.13**	$ 1.10	$ 1.03
Basic — Pro Forma	**$ 1.10**	$ 1.07	$ 1.01
Diluted — As Reported	**$ 1.12**	$ 1.10	$ 1.03
Diluted — Pro Forma	**$ 1.10**	$ 1.06	$ 1.01

Under the Company's Performance Stock Program, restricted shares of Common Stock may be awarded annually to officers and key employees. To the extent that the goals established by the Compensation Committee have been attained, the restrictions on the stock are removed. Amounts charged to expense pursuant to the Performance Stock Program were $201,000, $349,000 and $227,000, for 2002, 2001 and 2000, respectively. These amounts are included in Net Income, as reported.

Unamortized Debt Issuance Expense — The issuance costs of long-term debt, including the remaining balance of issuance costs on long-term debt issues that have been refinanced prior to maturity, and related call premiums, are amortized over the respective lives of the outstanding debt, as approved by the state regulators.

regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post-retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71. Material regulatory assets are earning a return.

Use of Estimates — The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenues — Most of our water customers are billed quarterly, with the exception of larger commercial and industrial customers as well as, public fire protection customers who are billed monthly. Most customers, except fire protection customers are metered. Revenues from metered customers are based on their usage multiplied by approved, regulated rates. Public fire protection charges are based on the length and diameter of the water main, and number of hydrants in service. Private fire protection charges are based on the diameter of the connection to the water main. Our water companies accrue an estimate for the amount of revenues relating to sales earned but unbilled at the end of each quarter.

Utility Plant — Utility plant is stated at the original cost of such property when first devoted to public service. In the case of acquisitions, the difference between the original cost and the cost to our water companies is charged or credited to utility plant acquisition adjustments. Utility plant accounts are charged with the cost of improvements and replacements of property including an allowance for funds used during construction. Retired or disposed of depreciable plant is charged to accumulated provision for depreciation together with any costs applicable to retirement, less any salvage received. Maintenance of utility plant is charged to expense.

Allowance for Funds Used During Construction — Allowance for Funds Used During Construction (AFUDC) is the cost of debt and equity funds used to finance the construction of our water companies' utility plant. Generally, utility plant under construction is not recognized as part of rate base for ratemaking purposes until facilities are placed into service, and accordingly, AFUDC is charged to the construction cost of utility plant. Capitalized AFUDC, which does not represent current cash income, is recovered through rates over the service lives of the facilities.

In order for certain water system acquisitions made in and after 1995 not to degrade earnings, The Connecticut Water Company has received DPUC approval to record AFUDC on certain of its investments in these systems. Through December 31, 2002, Connecticut Water has capitalized approximately $2,333,000 of AFUDC relating to financing these acquisitions. This amount is expected to be recovered in Connecticut Water's next rate case.

Each company's allowed rate of return on rate base is used to calculate its AFUDC.

Depreciation — Over 99% of the Company's depreciable plant is owned by its five water companies. Depreciation is computed on a straight-line basis at various rates as approved by the state regulators on a company by company basis. Depreciation allows the utility to recover the investment in utility plant over its useful life. The overall consolidated company depreciation rates, based on the average balances of depreciable property, was 1.9% for 2002, 2.0% for 2001 and 2.1% for 2000.

Customers' Advances for Construction and Contributions in Aid of Construction — Under the terms of construction contracts with real estate developers and others, our water companies receive advances for the costs of new main installations. Refunds are made, without interest, as services are connected to the main, over periods not exceeding fifteen years and not in excess of the original advance. Unrefunded balances, at the end of the contract period, are credited to contributions in aid of construction (CIAC) and are no longer refundable.

Income Taxes — The Company provides income tax expense for its utility operations in accordance with the regulatory accounting policies of the applicable jurisdictions (Connecticut and Massachusetts). The Connecticut DPUC requires the flow-through method of accounting for most state tax temporary differences as well as for certain federal temporary differences.

1 Summary of Significant Accounting Policies

Basis of Presentation — The consolidated financial statements include the operations of Connecticut Water Service, Inc., (the Company) an investor-owned holding company and its eleven wholly owned subsidiaries, listed below:

The Connecticut Water Company (Connecticut Water)
The Gallup Water Service, Incorporated (Gallup)
Crystal Water Utilities Corporation
The Crystal Water Company of Danielson (Crystal Water)
Chester Realty, Inc.
New England Water Utility Services, Inc.
Connecticut Water Emergency Services, Inc.
Barnstable Holding Company
The Barnstable Water Company (Barnstable Water)
BARLACO
The Unionville Water Company (Unionville)

During 2002, the Company acquired The Unionville Water Company. This acquisition was accounted for using the purchase method of business combinations.

Connecticut Water, Gallup, Crystal Water, Barnstable Water and Unionville (our "water companies") are public water utility companies serving 85,536 customers in 42 towns throughout Connecticut and Massachusetts.

Crystal Water Utilities Corporation is a holding company, owning the stock of Crystal Water Company of Danielson and three small rental properties.

Chester Realty, Inc. is a real estate company whose net profits from rental of property are included in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income in the Non-Water Sales Earnings category.

New England Water Utility Services, Inc. is engaged in water-related services, including the Linebacker® program, and contract operations. Its earnings are included in the Non-Water Sales Earnings category in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income.

Connecticut Water Emergency Services, Inc. is a provider of emergency drinking water and pool water via tanker trucks. Its net earnings are included in the Non-Water Sales Earnings category in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income.

Barnstable Holding Company is a holding company, owning the stock of Barnstable Water Company and BARLACO. BARLACO is a real estate company whose net profits from land sales are included in the Gain on Property Transactions category in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income.

Intercompany accounts and transactions have been eliminated, except those allocating costs for regulatory purposes between our regulated and non-regulated companies.

Public Utility Regulation — Four of our water companies are subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follow accounting policies prescribed by the DPUC. The Barnstable Water Company is subject to the regulation of the Massachusetts Department of Telecommunications and Energy (DTE) and follows accounting policies prescribed by the DTE. The Company prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP), which includes the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). FAS 71 requires cost-based, rate-regulated enterprises such as our water companies to reflect the impact of regulatory decisions in their financial statements. The state regulators, through the rate

Consolidated Statements of Cash Flows

For the years ended December 31, (in thousands)	2002	2001	2000
Operating Activities:			
Net Income Before Preferred Dividends	**$ 8,780**	$ 8,439	$ 7,896
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation (Including $164 in 2002, $169 in 2001, and $166 in 2000 Charged to Other Accounts)	**5,351**	5,006	4,884
Change in Assets and Liabilities:			
(Increase) Decrease in Accounts Receivable and Accrued Unbilled Revenues	**(165)**	(153)	541
(Increase) Decrease in Other Current Assets	**57**	(191)	123
(Increase) Decrease in Other Non-Current Items	**(89)**	(45)	43
Increase (Decrease) in Accounts Payable, Accrued Expenses and Other Current Liabilities	**(867)**	1,089	531
Increase in Deferred Income Taxes and Investment Tax Credits, Net	**747**	675	1,168
Total Adjustments	**5,034**	6,381	7,290
Net Cash Provided by Operating Activities	**13,814**	14,820	15,186
Investing Activities:			
Gross Additions to Utility Plant (Including Allowance for Funds Used During Construction of $470 in 2002, $439 in 2001 and $416 in 2000)	**(15,691)**	(14,218)	(10,542)
Financing Activities:			
Proceeds from Interim Bank Loans	**6,950**	1,825	1,800
Repayment of Interim Bank Loans	**(1,875)**	(1,800)	(3,061)
Reduction of Long-Term Debt Including Current Portion	**(2,376)**	(405)	(805)
Proceeds from Issuance of Common Stock	**753**	1,392	227
Advances, Contributions and Funds from Others for Construction, Net	**4,992**	4,332	2,310
Costs Incurred to Issue Long-Term Debt and Common Stock	**(192)**	(15)	–
Cash Dividends Paid	**(6,315)**	(6,143)	(5,928)
Net Cash Provided by (Used in) Financing Activities	**1,937**	(814)	(5,457)
Net Increase (Decrease) in Cash	**60**	(212)	(813)
Cash at Beginning of Year	**102**	314	1,127
Cash at End of Year Excluding Cash Acquired from Purchase of Unionville Water Company	**162**	102	314
Cash Acquired from Purchase of Unionville Water Company	**302**	–	–
Cash at End of Year	**$ 464**	$ 102	$ 314
Non-Cash Investing and Financing Activities:			
Purchase of Unionville Water Company by Issuance of Company Common Stock (See Note 2 for Details)	**$ 6,166**	$ –	$ –
Supplemental Disclosures of Cash Flow Information:			
Cash Paid During the Year for:			
Interest (Net of Amounts Capitalized)	**$ 4,811**	$ 3,836	$ 4,176
State and Federal Income Taxes	**$ 3,780**	$ 3,260	$ 3,580

The accompanying notes are an integral part of these consolidated financial statements.

December 31, (in thousands, except share amounts)	2002	2001
CAPITALIZATION AND LIABILITIES		
Common Stockholders' Equity:		
Common Stock without Par Value:		
Authorized — 15,000,000 Shares —		
Issued and Outstanding: 2002 — 7,939,713; 2001 — 7,649,362	$ 53,069	$ 46,342
Retained Earnings	26,906	24,441
Common Stockholders' Equity	79,975	70,783
Preferred Stock	847	847
Long-Term Debt	64,734	63,953
Total Capitalization	145,556	135,583
Interim Bank Loans Payable	6,950	1,825
Current Portion of Long-Term Debt	242	2,205
Accounts Payable	6,539	6,079
Accrued Taxes	659	1,099
Accrued Interest	747	1,284
Other Current Liabilities	341	164
Total Current Liabilities	15,478	12,656
Advances for Construction	22,069	16,075
Contributions in Aid of Construction	43,373	32,277
Deferred Federal and State Income Taxes	20,633	18,902
Unfunded Future Income Taxes	9,871	8,223
Long-Term Compensation Arrangements	5,877	6,028
Unamortized Investment Tax Credits	1,942	1,970
Commitments and Contingencies		
Total Capitalization and Liabilities	$264,799	$231,714

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31, (in thousands, except share amounts)	2002	2001
ASSETS		
Utility Plant	$308,385	$267,575
Construction Work in Progress	9,592	12,761
Utility Plant Acquisition Adjustments	(1,278)	(1,309)
	316,699	279,027
Accumulated Provision for Depreciation	(87,602)	(76,697)
Net Utility Plant	229,097	202,330
Other Property and Investments	3,557	3,334
Cash	464	102
Accounts Receivable (Less Allowance, 2002 — $240; 2001 — $234)	5,157	4,811
Accrued Unbilled Revenues	3,619	3,402
Materials and Supplies, at Average Cost	960	869
Prepayments and Other Current Assets	173	239
Total Current Assets	10,373	9,423
Unamortized Debt Issuance Expense	5,080	5,308
Unrecovered Income Taxes	10,718	8,963
Post-Retirement Benefits Other Than Pension	846	849
Goodwill	3,608	–
Other Costs	1,520	1,507
Total Regulatory and Other Long-Term Assets	21,772	16,627
Total Assets	$264,799	$231,714

Consolidated Statements of Income

For the years ended December 31, (in thousands, except per share data)	**2002**	2001	2000
Operating Revenues	**$45,830**	$45,392	$43,997
Operating Expenses			
Operation and Maintenance	**19,531**	20,076	18,380
Depreciation	**5,187**	4,837	4,718
Income Taxes	**4,482**	4,777	4,579
Taxes Other Than Income Taxes	**4,796**	4,388	4,658
Total Operating Expenses	**33,996**	34,078	32,335
Utility Operating Income	**11,834**	11,314	11,662
Other Income (Deductions), Net of Taxes			
Gain on Property Transactions	**440**	1,121	532
Non-Water Sales Earnings	**444**	372	266
Allowance for Funds Used During Construction	**470**	439	416
Merger Costs	**–**	(352)	(408)
Other	**126**	177	210
Total Other Income (Deductions), Net of Taxes	**1,480**	1,757	1,016
Interest and Debt Expenses			
Interest on Long-Term Debt	**3,909**	4,057	4,100
Other Interest Charges	**365**	353	460
Amortization of Debt Expense	**260**	222	222
Total Interest and Debt Expenses	**4,534**	4,632	4,782
Net Income Before Preferred Dividends	**8,780**	8,439	7,896
Preferred Stock Dividend Requirement	**38**	38	38
Net Income Applicable to Common Stock	**$ 8,742**	$ 8,401	$ 7,858
Weighted Average Common Shares Outstanding:			
Basic	**7,718**	7,619	7,605
Diluted	**7,771**	7,662	7,633
Earnings Per Common Share:			
Basic	**$ 1.13**	$ 1.10	$ 1.03
Diluted	**$ 1.12**	$ 1.10	$ 1.03

The accompanying notes are an integral part of these consolidated financial statements.

Company is not obligated by the MOU to sell such lands to the State of Connecticut. If the DEP determines that certain parcels of Class III land covered by the MOU do not meet its criteria for desirable open space, the Company can apply to the Department of Public Utility Control to sell or otherwise dispose of the land. The Company has no intention of selling or otherwise disposing of Class I and II lands that have an impact on drinking water supply and water quality. The MOU does not affect the land donation to the Town of Killingly mentioned above.

Taxes — Due to the current environment of state budget deficits, the Company and its subsidiaries may be subject to a higher tax burden through changes in state legislation. Also, the Company's future property tax burden may increase as state aid to towns is decreased.

Forward Looking Information

This report, including management's discussion and analysis, contains certain forward looking statements regarding the Company's results of operations and financial position. These forward looking statements are based on current information and expectations, and are subject to risks and uncertainties, which could cause the Company's actual results to differ materially from expected results.

Our water companies are subject to various federal and state regulatory agencies concerning water quality and environmental standards. Generally, the water industry is materially dependent on the adequacy of approved rates to allow for a fair rate of return on the investment in utility plant. The ability to maintain our operating costs at the lowest possible level, while providing good quality water service, is beneficial to customers and stockholders. Profitability is also dependent on the timeliness of rate relief, when necessary, and numerous factors over which we have little or no control, such as the quantity of rainfall and temperature, industrial demand, financing costs, energy rates, tax rates, and stock market trends which may affect the return earned on pension assets, and compliance with environmental and water quality regulations. We undertake no obligation to update or revise forward looking statements, whether as a result of new information, future events, or otherwise.

Land Donations to be Made in 2003 and 2004 — On January 31, 2001, we signed an agreement to donate to the Town of Killingly, Connecticut approximately 365 acres of unimproved land for protected open space purposes. This land donation will be broken down into three different parcels with one of the parcels being donated each year from 2002 through 2004. Under current tax law, these donations will result in reduced federal and state income taxes totaling approximately $1,900,000. In 2002, the first parcel consisting of approximately 54 acres was donated for an after tax benefit of $293,000. In January 2003, the second parcel consisting of approximately 178 acres was donated which is expected to result in an after tax benefit of approximately $940,000. The remaining 133 acres are scheduled to be donated in 2004, provided Connecticut tax laws continue to provide favorable tax treatment for such donations, for an expected after tax benefit of approximately $700,000.

Reverse Privatization — Our water companies derive their rights and franchises to operate from state laws that are subject to alteration, amendment or repeal and do not grant permanent exclusive rights to our service areas. Our franchises are free from burdensome restrictions, are unlimited as to time, and authorize us to sell potable water in all towns we now serve. There is the possibility that states could revoke our franchises and allow a governmental entity to take over some or all of our systems. From time to time such legislation is contemplated.

The Town of Barnstable, Massachusetts has advised the Company that it is actively considering the acquisition of the Company's wholly-owned subsidiary, The Barnstable Holding Company. The Town takes the position that it has the right to acquire The Barnstable Holding Company pursuant to the provisions of Massachusetts legislation passed in 1911. The Company has advised the Town of Barnstable that the Company does not believe the Town has any statutory right to acquire The Barnstable Holding Company.

Environmental and Water Quality Regulation — The Company is subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are currently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Moratorium on Land Sales — On December 4, 2002, the Company entered into a Memorandum of Understanding (MOU) with the State of Connecticut Department of Environmental Protection (DEP). The MOU provides for a voluntary two-year moratorium on the sale of approximately 7,100 acres of undeveloped Class I, II, and III water company lands held by the Company's Connecticut water company subsidiaries. Class I and II water company lands, as defined by Public Health Code regulations, are those that are within the watershed or drainage area of a public water supply. Class III lands are those that are not located within the watershed. Under the terms of the MOU, the DEP in cooperation with the Company's Connecticut water companies will assess and evaluate all undeveloped Class I, II and III land holdings to determine the desirability of the State of Connecticut's acquiring the land for open space and to develop strategies to fund the acquisitions of such properties in fee or by easement from the Company. If the DEP determines that the Company's Class I, II and III land holdings are desirable, the Company and the DEP have agreed to negotiate in good faith to determine a price for the Company's land holdings based upon appraised values. However, the

Net Income Applicable to Common Stock for 2001 increased from that of 2000 by $543,000, or $.07 per average basic share. The increase was primarily due to the following:

- Other Income (Deductions), Net of Taxes increased $741,000:
  - The increase in Other Income was primarily due to The Connecticut Water Company's 2001 donation of 134.1 acres of land to the Town of Middlebury, Connecticut. This donation was responsible for a net after tax gain of $1,121,000 resulting from a Connecticut state income tax credit in addition to state and federal charitable contribution tax deductions.
  - Non-Water Sales Earnings increased $106,000 or 39.8%, primarily as a result of increased earnings from our unregulated activities. A substantial amount of the increase was due to our Linebacker® maintenance service program. Initiated in 2000, for a small annual cost to our customers, the Linebacker® program protects participants from incurring large expenses when their service lines break. As of December 31, 2001, approximately 9,600 of the Company's customers are protected by Linebacker®.
- Interest and Debt Expenses decreased $150,000:
  - The decrease in Interest and Debt Expenses was due both to declines in average balances of interim debt outstanding and lower interest rates. The weighted cost of the Company's interim debt at December 31, 2001 was 2.31% as compared with 7.25% at December 31, 2000.
- Utility Operating Income decreased $348,000:
  - Operating Expenses increased $1,743,000 or 5.4%, primarily due to increased Operation and Maintenance expenses related to increases in wages, employee benefits and maintenance costs; an increase in Depreciation Expense due to increased investment in utility plant; increases in Income Taxes primarily due to higher taxable income, partially offset by a decrease in other taxes primarily due to property tax rebates and lower property tax revaluations. Higher Operating Revenues partially offset the increase in Operating Expenses.
  - Operating Revenues increased $1,395,000 or 3.2% in 2001 as compared to 2000. This increase was due to increased water consumption brought on by a drier 2001 summer and fall, plus utility customer growth.

Commitments and Contingencies

Security — Recent amendments to the Safe Drinking Water Act require all public water systems serving over 3,300 people on an average basis to prepare Vulnerability Assessments (VA) of their critical utility assets. The assessments are to be completed by December 2003 and will be submitted to the U.S. Environmental Protection Agency along with certification that certain critical elements of the assessments are being implemented within our Emergency Contingency Plan. The information within the VA is not subject to release to the public and is protected from Freedom of Information inquiries. Investment in security-related improvements is ongoing and management believes that the costs associated with any such improvements would be chargeable for recovery in future rate proceedings.

Net Income Applicable to Common Stock for 2002 increased from that of 2001 by $329,000, or $.03 per average basic share. The increase was primarily due to the following:

- Utility Operating Income increased $501,000:
  - Operating Expenses decreased $424,000 or 1.2%, primarily due to the decreases in Operation and Maintenance expenses and Income Taxes partially offset by an increase in Depreciation and Taxes Other Than Income Taxes. The decrease in Operation and Maintenance expenses was primarily due to a mark-to-market adjustment on the Company's common stock equivalent shares outstanding of $344,000, lower maintenance expense of $166,000 and a reduction in labor costs of $282,000. The decrease in Income Taxes was primarily due to book tax timing differences. The increase in Depreciation was due to the increased investment in Utility Plant. Taxes Other Than Income Taxes increased primarily because of an increase in Property Taxes due to a one-time property tax rebate in 2001 of $192,000 as well as an overall increase in municipal tax rates in 2002.
  - Operating Revenues increased $77,000 or .2% in 2002 as compared to 2001. This increase was due to the Company's additional investment in water mains and hydrants, which serve as the basis for Public Fire Protection billing.
- Interest and Debt Expenses decreased $114,000:
  - The decrease in Interest and Debt Expenses was primarily due to the payoff of $2,033,000 of 8% long-term debt in 2002 and the refinancing of the debt with lower rate short-term debt. The weighted cost of the Company's interim debt at December 31, 2002 was 1.77%, as compared with 2.31% at December 31, 2001.
- Other Income (Deductions), Net of Taxes decreased $286,000:
  - The decrease was primarily due to the $681,000 decrease in Gain on Property Transactions partially offset by the $352,000 decline in Merger Costs and the $72,000 increase in Non-Water Sales Earnings. The decrease in Gain on Property Transactions was a result of donating land with a higher value in 2001 than the land donated in 2002. The reduction in Merger Costs was due to the "pooling-of-interests" treatment of the 2001 Barnstable acquisition. A substantial amount of the increase in Non-Water Sales Earnings was due to our Linebacker® maintenance service program. As of December 31, 2002, approximately 11,900 of the Company's customers are protected by Linebacker®.

2001 Compared with 2000

On February 23, 2001, the Company acquired Barnstable Holding Company and accounted for the acquisition as a "pooling-of-interests". Financial statements have been restated to include the results of the acquired company for all periods presented.

On September 7, 2001, the Company effected a three-for-two stock split. The distribution of these shares increased the number of shares outstanding by 2,562,052 shares. All outstanding common shares and per share amounts in this report have been restated to reflect this stock split. Appropriate adjustments to reflect this stock split were made to the Company's Performance Stock Program, the Savings Plan of the Connecticut Water Company and the Company's Dividend Reinvestment and Common Stock Purchase Plan.

Condensed Balance Sheets

December 31, (in thousands)	2002 Consolidated	2002 Unionville	2002 Without Unionville	2001 Without Unionville	2001 Variance
ASSETS					
Net Utility Plant	$229,097	$17,044	$212,053	$202,330	$9,723
Other Property and Investments	3,557	–	3,557	3,334	223
Total Current Assets	10,373	881	9,492	9,423	69
Total Regulatory and Other Long-Term Assets	21,772	5,621	16,151	16,627	(476)
Total Assets	$264,799	$23,546	$241,253	$231,714	$9,539
CAPITALIZATION AND LIABILITIES					
Capitalization					
Common Stockholders' Equity	$ 79,975	$ 6,177	$ 73,798	$ 70,783	$3,015
Preferred Stock	847	–	847	847	–
Long-Term Debt	64,734	1,076	63,658	63,953	(295)
Total Capitalization	145,556	7,253	138,303	135,583	2,720
Current Liabilities	15,478	844	14,634	12,656	1,978
Deferred Credits	103,765	15,449	88,316	83,475	4,841
Total Capitalization and Liabilities	$264,799	$23,546	$241,253	$231,714	$9,539

Income Statements

For the years ended December 31, (in thousands)	2002 Consolidated	2002 Unionville	2002 Without Unionville	2001 Without Unionville	2001 Variance
Operating Revenues	$45,830	$361	$45,469	$45,392	$ 77
Operating Expenses					
Operation and Maintenance	19,531	226	19,305	20,076	(771)
Depreciation	5,187	74	5,113	4,837	276
Income Taxes	4,482	6	4,476	4,777	(301)
Taxes Other Than Income Taxes	4,796	36	4,760	4,388	372
Total Operating Expenses	33,996	342	33,654	34,078	(424)
Utility Operating Income	11,834	19	11,815	11,314	501
Other Income (Deductions), Net of Taxes					
Gain on Property Transactions	440	–	440	1,121	(681)
Non-Water Sales Earnings	444	–	444	372	72
Allowance for Funds Used During Construction	470	8	462	439	23
Merger Costs	–	–	–	(352)	352
Other	126	1	125	177	(52)
Total Other Income (Deductions), Net of Taxes	1,480	9	1,471	1,757	(286)
Interest and Debt Expenses					
Interest on Long-Term Debt	3,909	16	3,893	4,057	(164)
Other Interest Charges	365	–	365	353	12
Amortization of Debt Expense	260	–	260	222	38
Total Interest and Debt Expenses	4,534	16	4,518	4,632	(114)
Net Income Before Preferred Dividends	8,780	12	8,768	8,439	329
Preferred Stock Dividend Requirement	38	–	38	38	–
Net Income Applicable to Common Stock	$ 8,742	$ 12	$ 8,730	$8,401	$329

The Company has received regulatory approval to donate certain parcels of its land in the years 2003 and 2004. Over the two-year period these donations are expected to contribute approximately $1.6 million to net income as a result of favorable tax treatment under federal and Connecticut tax laws.

Liquidity and Capital Resources

The Company is not aware of demands, events or uncertainties that will result in a decrease of liquidity or a material change in the mix or relative cost of capital resources.

The Company does not use off-balance sheet arrangements such as securitization of receivables or unconsolidated entities. The Company has no material lease obligations, does not engage in trading or risk management activities and does not have material transactions involving related parties.

Interim Bank Loans Payable at year end 2002 was $6,950,000, which is $5,125,000 higher than at the end of 2001.

We consider the current $12,500,000 lines of credit with three banks adequate to finance any expected short-term borrowing requirements that may arise from operations during 2003. In May 2003, $6,500,000 of the lines of credit expire and the remaining $6,000,000 expires in May, 2004. We expect the lines of credit to be renewed. Interest expense charged on interim bank loans will fluctuate based on financial market conditions.

During 2002, the Company incurred approximately $15.7 million of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, contributions in aid of construction and short-term borrowings.

The Board of Directors has approved a $9.5 million construction budget for 2003, net of amounts to be financed by customer advances and contributions in aid of construction. Funds primarily provided by operating activities are expected to finance this entire construction program given normal weather patterns and related operating revenue billings. Refer to Note 10, Utility Plant and Construction Program, in Notes to Consolidated Financial Statements for additional discussion of the Company's future construction program.

Results of Operations

2002 Compared with 2001

On October 31, 2002, the Company issued 249,715 shares of its common stock in exchange for all the outstanding common stock of The Unionville Water Company (Unionville). This acquisition was accounted for under the purchase method of accounting; as such only the Balance Sheet and Income Statement activity from the acquisition date forward are included in the financial statements.

The tables below present the Income Statements and Balance Sheets detailing the balances with and without Unionville. The narrative following the table includes explanations of the Income Statement variances excluding the amounts associated with Unionville.

We do not presently plan to request rate relief for any of our regulated companies. Future economic and financial market conditions, coupled with governmental regulations and fiscal policy, plus other factors that are unpredictable and often beyond our control, will influence when we request revisions to rates charged to our customers.

The Company is also subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are currently in compliance with current regulations, but the regulations are subject to change. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in conformity with Generally Accepted Accounting Principles in the United States of America (GAAP) and as directed by the regulatory commissions to which the Company's subsidiaries are subject. See Note 1 for a discussion of our significant accounting policies. The Company believes the following policies are critical to the presentation of its consolidated financial statements.

Public Utility Regulation — Statement of Financial Accounting Standards — Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71), requires cost-based, rate-regulated enterprises such as the Company's water companies to reflect the impact of regulatory decisions in their financial statements. The state regulators, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which costs would be charged to expense by an unregulated enterprise. The balance sheet includes regulatory assets and liabilities as appropriate, primarily related to income taxes and post-retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of FAS 71. Material regulatory assets are earning a return.

Revenue Recognition — Revenue from metered customers includes billings to customers based on quarterly meter readings plus an estimate of water used between the customer's last meter reading and the end of the accounting period. The unbilled revenue amount is listed as a current asset on the balance sheet. The amount recorded as unbilled revenue is generally higher during the summer months when water sales are higher. Based upon historical experience, management believes the Company's estimate of unbilled revenues is reasonable.

Outlook

The Company's profitability is primarily attributable to the sale and distribution of water, the amount of which is dependent on seasonal weather fluctuations, particularly during the summer months when water demand will vary with rainfall and temperature levels.

After the terrorist strike on September 11, 2001, water companies have had to increase security on their water supplies and facilities. This has resulted in increases in operating and capital costs related to security, which are typically recoverable in a rate proceeding.

Financial Condition

Overview

Connecticut Water Service, Inc. (the Company or CTWS) is a non-operating holding company, whose income is derived from the earnings of its eleven wholly-owned subsidiary companies. In 2002, approximately 90% of the Company's earnings were attributable to water activities carried out within its five regulated water companies: The Connecticut Water Company, The Gallup Water Service, Incorporated, The Crystal Water Company of Danielson, The Barnstable Water Company and The Unionville Water Company. These five companies supply water to 85,536 customers in 42 towns throughout Connecticut and Massachusetts. Each of these companies is subject to state regulation regarding financial issues, rates, and operating issues, and to various other state and federal regulatory agencies concerning water quality and environmental standards. In addition to its regulated utilities, the Company owns six unregulated companies: Chester Realty, Inc., a real estate company in Connecticut; New England Water Utility Services, Inc., which provides contract water and sewer operations and other water related services; Connecticut Water Emergency Services, Inc., a provider of drinking and pool water by tanker truck; Crystal Water Utilities Corporation, a holding company which owns The Crystal Water Company of Danielson and three small rental properties; BARLACO, a real estate company in Massachusetts; and Barnstable Holding Company, a holding company which owns The Barnstable Water Company and BARLACO. In 2002, these unregulated companies, in conjunction with the regulated water companies, contributed the remaining 10% of CTWS's earnings through real estate transactions as well as services and rentals.

2002 was the Company's 12th consecutive year of increased earnings and its 33rd consecutive year of increased dividend payments, excluding dividends paid by companies subsequently acquired and accounted for under the "pooling-of-interests" method.

Regulatory Matters and Inflation

The Connecticut Water Company is the Company's largest subsidiary serving over 67,900 of the Company's 85,536 utility customers. Connecticut Water Company's revenues, like the Company's other four regulated water companies, are based on regulated rates that are determined in a regulatory rate proceeding. Connecticut Water's last general rate proceeding was in 1991. The resulting rate decision granted Connecticut Water a 12.7% allowed return on common equity and a 10.74% allowed return on rate base.

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs required to maintain, improve and expand its service capability. The cumulative effect of inflation results in significantly higher facility replacement costs, which must be recovered from future cash flows. The ability of the Company's water utility subsidiaries to recover this increased investment in facilities is primarily dependent upon future rate increases, which are subject to state regulatory approval.



2002 FINANCIAL REPORT

The straightforward business of delivering value through service

Connecticut Water



Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413